     As filed with the Securities and Exchange Commission on May 10, 2001
================================================================================

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            _______________________

                    SPECIAL REPORT PURSUANT TO RULE 15(d)-2

   ANNUAL REPORT UNDER SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

 Contains only Financial Statement For the fiscal year ended December 31, 2000

                         Commission File No. 333-46494

                            _______________________

                            PRIMAL SOLUTIONS, INC.
             (Exact Name of Small Business Issuer in its Charter)

                           ________________________

               Delaware                                  7372                              36-4170318
     (State or Other Jurisdiction            Primary Standard Industrial                (I.R.S. Employer
  of Incorporation or Organization)          Classification Code Number                Identification No.)

                            _______________________

          18881 Von Karman Avenue                               92612
                 Suite 500                                    (Zip Code)
             Irvine, California
(Address and telephone number of Principal
           Executive Offices)

                                (949) 260-1500
               (Issuer's Telephone Number, Including Area Code)

                            _______________________

      Securities registered under Section 12(b) of the Exchange Act: None

     Securities registered under Section 12(g) of the Exchange Act: None

        Securities registered under Section 15(d) of the Exchange Act:

                    Common Stock, par value $.01 per share

                                Title of Class

     Check whether the issuer (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     Yes  [_]      No   [X]

                      DOCUMENTS INCORPORATED BY REFERENCE

     If the following documents are incorporated by reference, briefly describe them and identify the part of the Form 10-KSB (e.g. Part I, Part II, etc.) into which the documents incorporated: (1) any annual report to security holders; (2) any proxy or information statement; and (3) any prospectus filed pursuant to Rule 424(b) or (c) of the Securities Act of 1933 ("Securities Act"). The listed documents should be clearly described for identification Transitional Small Business Disclosure Format (Check one):
     Yes _____; No  X
                   ---

                            PRIMAL SOLUTIONS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                              Page
                                                                                              ----
Independent Auditor's Report                                                                  F-2

Financial Statements:

     Consolidated Balance Sheets at December 31, 1999and December 31, 2000                    F-3

     Consolidated Statements of Operations for the nine months ended
     September 30, 1999 (Predecessor), the three months ended December 31, 1999
     and the year ended December 31, 2000                                                     F-5

     Consolidated Statements of Capital for the nine months ended
     September 30, 2000 (Predecessor), the three months ended December 31, 1999
     and the year ended December 31, 2000                                                     F-6

     Consolidated Statements of Cash Flows for the nine months ended
     September 30, 1999 (Predecessor), the three months ended December 31, 1999
     and the year ended December 31, 2000                                                     F-7

     Notes to Consolidated Financial Statements                                               F-8

INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Primal Solutions, Inc.


We have audited the accompanying consolidated balance sheets of Primal Solutions, Inc. and subsidiary (formerly a wholly owned subsidiary of Avery Communications, Inc.) (Primal or the Company) as of December 31, 1999 and 2000, the consolidated statements of operations, capital and cash flows of Primal Systems Inc. and subsidiary (Predecessor), for the nine-month period ended September 30, 1999, the three-month period ended December 31, 1999, and the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Primal Solutions, Inc. and subsidiary at December 31, 1999 and 2000, and the results of operations and cash flows of Predecessor for the nine-month period ended September 30, 1999, and of Primal Solutions, Inc and subsidiary for the three-month period ended December 31, 1999, and the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP

Costa Mesa, California
March 2, 2001

                            PRIMAL SOLUTIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                          December 31,
                                                                                 ---------------------------
                                                                                     1999           2000
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                         $ 1,710,996   $ 1,844,767
Accounts and notes receivable, net of allowance for doubtful accounts
 of $102,580 (1999) and $138,882 (2000)                                               993,406     1,770,317
Prepaid expenses and other current assets                                             366,088       291,761
                                                                                  -----------   -----------
   Total current assets                                                             3,070,490     3,906,845

PROPERTY AND EQUIPMENT, net                                                         1,608,845     1,801,420

RECEIVABLE FROM AVERY COMMUNICATIONS, INC                                             370,000        36,528

GOODWILL, net                                                                       4,563,581     7,219,072

OTHER ASSETS                                                                           61,552        21,627
                                                                                  -----------   -----------
                                                                                  $ 9,674,468   $12,985,492
                                                                                  ===========   ===========

         See accompanying notes to consolidated financial statements.

                            PRIMAL SOLUTIONS, INC.

--------------------------------------------------------------------------------

                                                                                                            December 31,
                                                                                                  ---------------------------------
                                                                                                      1999                 2000
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                                                  $    346,932         $    403,873
Accrued liabilities                                                                                    287,182              436,178
Accrued salaries and benefits                                                                          427,261              594,178
Income taxes payable                                                                                   667,809
Deferred revenue                                                                                     1,023,605            1,074,008
Current portion of note payable to Corsair                                                             384,919              426,138
Current portion of capital lease obligations                                                            89,577              237,204
Current portion of notes payable to officers, net of discount                                           88,333               86,433
                                                                                                  ------------         ------------

     Total current liabilities                                                                       3,315,618            3,258,012

CAPITAL LEASE OBLIGATIONS, less current portion                                                         62,046               75,555

NOTES PAYABLE TO OFFICERS, net of discount,
  less current portion                                                                                  82,242

NOTE PAYABLE TO CORSAIR, less current portion                                                        1,645,866            1,219,728
                                                                                                  ------------         ------------

    Total liabilities                                                                                5,105,772            4,553,295

COMMITMENTS AND CONTINGENCIES (Notes 3, 7, and 10)

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 5,000,000 authorized; none issued and outstanding
Common stock, $0.01 par value; 40,000,000 shares authorized;
  19,696,957 issued and outstanding as of December 31, 1999 and 2000                                   196,970              196,970
Additional paid-in capital                                                                           3,412,967           11,739,116
Retained earnings (accumulated deficit)                                                                958,759           (3,503,889)
                                                                                                  ------------         ------------

    Total stockholders' equity                                                                       4,568,696            8,432,197
                                                                                                  ------------         ------------
                                                                                                  $  9,674,468         $ 12,985,492
                                                                                                  ============         ============

          See accompanying notes to consolidated financial statements.

                            PRIMAL SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                           Nine months              Three
                                                                             ended                  months
                                                                          September 30,             ended               Year ended
                                                                               1999              December 31,          December 31,
                                                                          (Predecessor)             1999                   2000
REVENUES:
System revenue                                                             $  1,143,034           $ 2,364,713          $  3,856,592
Service revenue                                                               5,448,364             2,182,990             5,659,213
                                                                           ------------           -----------          ------------

    Total revenues                                                            6,591,398             4,547,703             9,515,805

COST OF REVENUES                                                              3,515,082             1,069,108             4,941,567
                                                                           ------------           -----------          ------------

GROSS MARGIN                                                                  3,076,316             3,478,595             4,574,238

OPERATING EXPENSES:
Research and development                                                        787,359               543,525             3,836,833
Sales and marketing                                                           1,107,410               431,856             2,120,490
General and administrative                                                    1,777,178               811,860             3,552,503
                                                                           ------------           -----------          ------------

    Total operating expenses                                                  3,671,947             1,787,241             9,509,826
                                                                           ------------           -----------          ------------

INCOME (LOSS) FROM OPERATIONS                                                  (595,631)            1,691,354            (4,935,588)

INTEREST AND OTHER EXPENSE, net                                                 (81,408)              (64,786)             (194,869)
                                                                           ------------           -----------          ------------
INCOME (LOSS) BEFORE INCOME TAX
  PROVISION (BENEFIT)                                                          (677,039)            1,626,568            (5,130,457)

INCOME TAX PROVISION (BENEFIT)                                                      800               667,809              (667,809)
                                                                           ------------           -----------          ------------

NET INCOME (LOSS)                                                          $   (677,839)          $   958,759          $ (4,462,648)
                                                                           ============           ===========          ============

Basic and diluted net income (loss) per share                                                     $      0.05          $      (0.23)

Weighted-average basic and diluted common shares
   outstanding                                                                                     19,696,957            19,696,957

         See accompanying notes to consolidated financial statements.

                            PRIMAL SOLUTIONS, INC.

                      CONSOLIDATED STATEMENTS OF CAPITAL
--------------------------------------------------------------------------------

                                                                                                                          Total
                                                      Common stock                Additional         Retained          stockholders'
                                             -------------------------------        paid-in          earnings             equity
                                                Shares            Amount            capital          (deficit)           (deficit)
Primal Systems, Inc.
(Predecessor)

BALANCE,
 December 31, 1998                             8,956,003        $    61,098        $        --       $  (366,333)       $  (305,235)

Exercise of stock options                      2,042,693             15,801                                                  15,801
Net loss                                                                                                (677,839)          (677,839)
                                             -----------        -----------        -----------       -----------        -----------

BALANCE,
  September 30, 1999                          10,998,696        $    76,899        $        --       $(1,044,172)       $  (967,273)
                                             ===========        ===========        ===========       ===========        ===========

Primal Solutions, Inc.
  (Successor)

BALANCE, October 1, 1999                      10,998,696        $    76,899        $        --       $(1,044,172)       $  (967,273)

Cancelation of equity
 accounts due to
 acquisition                                 (10,998,696)           (76,899)                           1,044,172            967,273
Contributed capital                           19,696,957            196,970          3,412,967                            3,609,937
Net income                                                                                               958,759            958,759
                                             -----------        -----------        -----------       -----------        -----------

BALANCE,
  December 31, 1999                           19,696,957            196,970          3,412,967           958,759          4,568,696

Additional goodwill related
 to original purchase of
 Primal by Avery                                                                     3,575,000                            3,575,000
Capital contribution                                                                 4,751,149                            4,751,149
Net loss                                                                                              (4,462,648)        (4,462,648)
                                             -----------        -----------        -----------       -----------        -----------

BALANCE,
  December 31, 2000                           19,696,957        $   196,970        $11,739,116       $(3,503,889)       $ 8,432,197
                                             ===========        ===========        ===========       ===========        ===========

         See accompanying notes to consolidated financial statements.

                            PRIMAL SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                  Nine months                  Three
                                                                     ended                     months
                                                                  September 30,                ended              Year ended
                                                                      1999                   December 31,         December 31,
                                                                  (predecessor)                 1999                  2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income                                                 $   (677,839)             $   958,759          $(4,462,648)
Adjustments to reconcile net (loss) income to net
 cash provided by (used in) operating activities,
 net of effects of the acquisition:
 Depreciation and amortization                                         232,512                  192,642            1,468,292
 Amortization of loan payable discount                                   5,300                      727                4,192
 Provision for doubtful accounts                                       170,392                   57,271               36,302
 Changes in operating assets and liabilities:
  Accounts receivable                                                   14,695                  997,320             (813,213)
  Prepaid expenses and other current assets                           (155,385)                (152,265)              74,327
  Other assets                                                          76,613                  381,107               40,189
  Accounts payable, accrued expenses,
   and income taxes payable                                            403,850                  837,662             (294,955)
  Deferred revenue                                                   1,095,644               (1,241,005)              50,403
                                                                  ------------              -----------          -----------

    Net cash provided by (used in) operating activities              1,165,782                2,032,218           (3,897,111)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                                   (559,611)                (299,879)            (303,732)
Advance to (repayment from) Avery
 Communications, Inc.                                                                          (370,000)             333,472
Cash acquired through acquisition                                                               401,081
                                                                  ------------              -----------          -----------

 Net cash (used in) provided by investing activities                  (559,611)                (268,798)              29,740

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term obligations                                     (249,266)                 (52,424)            (750,007)
Capital contributions                                                                                              4,751,149
Exercise of employee stock options                                      15,801
                                                                  ------------              -----------          -----------
  Net cash (used in) provided by financing activities                 (233,465)                 (52,424)           4,001,142
                                                                  ------------              -----------          -----------

         See accompanying notes to consolidated financial statements.

                           PRIMAL SOLUTIONS, INC.

-------------------------------------------------------------------------------

                                                                        Nine months            Three
                                                                          ended                months
                                                                       September 30,           ended             Year ended
                                                                          1999               December 31,       December 31,
                                                                       (predecessor)            1999                2000
INCREASE IN CASH AND CASH EQUIVALENTS                                 $    372,706           $ 1,710,996        $   133,771

CASH AND CASH EQUIVALENTS, beginning of period                              28,375                                1,710,996
                                                                      ------------           -----------        -----------
CASH AND CASH EQUIVALENTS, end of period                              $    401,081           $ 1,710,996        $ 1,844,767
                                                                      ============           ===========        ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION - Cash paid during the period for:
   Interest                                                           $    105,050           $    67,265        $   256,220
                                                                      ============           ===========        ===========
   Income taxes                                                       $        800           $        --        $        --
                                                                      ============           ===========        ===========

NONCASH INVESTING AND FINANCING
 ACTIVITIES:
Acquisition of property through capital lease                                                $    12,000        $   437,890
                                                                                             ===========        ===========
Issuance of note payable to Corsair for acquisition                   $  2,238,242
                                                                      ============
Assets acquired, net of cash                                          $  4,581,889           $ 9,003,167
                                                                      ============           ===========
Liabilities assumed                                                   $  2,343,647           $ 5,393,230
                                                                      ============           ===========
Capital contributions - Issuance of Avery stock
 and transaction costs                                                                       $ 3,609,937
                                                                                             ===========
Additional goodwill and contributed capital related
 to the original purchase of Primal by Avery                                                                    $ 3,575,000
                                                                                                                ===========

         See accompanying notes to consolidated financial statements.

                            PRIMAL SOLUTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.      BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Organization and Nature of Operations - Primal Systems, Inc. (Primal or the Predecessor) was incorporated on June 28, 1996 to provide computer software programming, customization, program maintenance, and product marketing for a variety of software languages and platforms. Primal also designs, develops, and supports an integrated suite of client/server and browser-based software solutions focusing on customer acquisition and retention in the telecommunications industry, primarily utilizing decision support software and Internet technologies. Effective October 1, 1999, Primal was acquired by Avery Communications, Inc. (Avery) and changed its name to Primal Solutions, Inc. (the Successor) (Predecessor and Successor, collectively, the Company). Accordingly, the financial statements as of December 31, 1999 and 2000, for the three months ended December 31, 1999, and the year ended December 31, 2000, reflect the operations of the successor company, Primal Solutions, Inc. The financial statements for the nine-month period ended September 30, 1999, reflect the operations of the predecessor company, Primal Systems, Inc.

        On February 13, 2001, Avery distributed approximately 13,200,000 shares of common stock of the Company to Avery's security holders (the Distribution). In the Distribution, each common shareholder of Avery on February 12, 2001 received one share of the Company's common stock for each share of Avery's common stock held on that date. In addition, owners of shares of Avery's Series A, B, C, D, and E convertible preferred stock received the Company's common stock, in the amount of the preferred stock's common stock equivalent for each share of Avery preferred stock held on the payment date of the Distribution. In addition, in connection with the Distribution agreement, on February 27, 2001, the Company distributed 250,000 shares of common stock to a former executive officer of Avery.

        In connection with the Distribution agreement, the Old Primal Stockholders exchanged an aggregate of 7,126,894 shares of Avery's Series F preferred stock for 7,126,894 of Avery Series G preferred stock. The Avery Series G preferred stock is identical in all respects to the Series F preferred stock, except that:

             . the Avery Series G preferred stock will have one vote for each share of Avery common stock into which it is from time to time convertible and will vote with the holders of Avery's common stock as a single class,

             . the Avery Series G preferred stock will not be entitled to participate in the distribution by Avery of the shares of Primal common stock to Avery's security holders, and

             . the Avery Series G preferred stock will not be convertible into Avery's common stock until the earlier of the date of the distribution or the termination of the distribution agreement.

                            PRIMAL SOLUTIONS, INC.

--------------------------------------------------------------------------------


        The valuation of the Company stock distributed was determined through an independent appraisal of the Company's business. The Distribution was a taxable transaction for federal income tax purposes. As part of the transaction, the original Primal owners agreed to receive 15% and 32% of Avery and the Company, respectively, on a fully diluted basis.

        Acquisition by Avery - In March 1999, Primal and a wholly owned subsidiary of Avery entered into a merger agreement. Pursuant to this agreement, Primal was purchased effective after the close of business on September 30, 1999. Pursuant to the merger agreement, Avery issued 3,890,373 shares of Avery's convertible preferred stock in exchange for all of the issued and outstanding shares of Primal. Of this amount 1,945,188 shares were held in escrow, to be issued to Primal's shareholders based upon the operating performance of Primal, as defined. Based on the high likelihood of meeting the performance thresholds required for the shares escrowed, all of the 3,890,373 shares issued were included in the initial consideration for the transaction. Upon the meeting of certain additional operating performance thresholds by Primal, the Primal shareholders could have received up to a maximum of 4,000,000 additional shares of Avery convertible preferred stock as additional consideration for the merger. The actual shares issued, as a result of such, are discussed in the following paragraph. In addition, upon Primal's satisfaction of certain operating performance levels, as defined, certain shareholders of Primal had the right, in September through October 2000, to require Avery to repurchase up to 1,550,000 shares of Avery common stock issued upon the conversion of Avery preferred stock received in the merger for the purchase price of $2.50 per share. The Company recorded the acquisition under the purchase method of accounting. The value of the preferred stock issued, of $3,404,076, was recorded on the financial statements of the Company. The purchase price, which included transaction costs of $356,845, was allocated to acquired assets of $4,421,356, assumed liabilities of $5,393,230, and $4,732,795 of goodwill, which is being amortized over seven years.

        On July 31, 2000, certain contingencies relating to the original purchase of Primal by Avery were resolved and resulted in the issuance of an additional 3,236,531 shares of Series F preferred stock and the recording of additional goodwill of $3,575,000 related to the purchase. The additional goodwill resulted from the attainment by Primal of certain revenue and net loss targets, and from the satisfaction of the conditions relating to the repurchase of Avery shares from former Primal shareholders described below.

        An incremental 1,250,000 shares of Avery Series F preferred stock were issued to former Primal shareholders valued at $1.00 per share, which resulted in $1,250,000 of additional goodwill. Additionally, the excess value of the $2.50 per share repurchase right over the $1.00 fair value of the 1,550,000 shares resulted in $2,325,000 of goodwill. The total additional goodwill amounts are recorded in the balance sheet as of December 31, 2000.

                            PRIMAL SOLUTIONS, INC.

--------------------------------------------------------------------------------


        Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

        Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Primal Solutions, Inc. (Successor), Primal Systems, Inc. (Predecessor), and their wholly owned subsidiary, Wireless Billing Systems. Intercompany accounts and transactions have been eliminated.

        Cash Equivalents - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Substantially all of the Company's cash and cash equivalents are held at one bank at December 31, 2000.

        Property and Equipment - Property and equipment are stated at cost. Depreciation and amortization are provided on the straight-line method over the following estimated useful lives:

          Computer and office equipment                   5 years
          Furniture and fixtures                          7 years
          Leasehold improvements                          Shorter of the
                                                          estimated useful
                                                            life or life of the
                                                             lease

        Long-Lived Assets - The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. In accordance with SFAS No. 121, long-lived assets to be held are reviewed for events or changes in circumstances which indicate that their carrying value may not be recoverable. The Company's policy is to review such assets when there are events or circumstances that may indicate that carrying values may not be recoverable, and at least review such assets annually for any impairment. There was no impairment of the value of such assets at December 31, 1999 and 2000.

        Goodwill - Goodwill (net of accumulated amortization of $169,214 at December 31, 1999 and $1,088,718 at December 31, 2000) is amortized on a straight-line basis over seven years. Management reviews intangible assets, at least quarterly, for possible impairment based on several criteria, including, but not limited to, sales trends, undiscounted operating cash flows, and other operating factors. Based upon its most recent assessment, there was no impairment at December 31, 2000.

        Software Licenses, Services, and Post-Contract Customer Support - Revenues from sales of software licenses (systems revenue), which generally do not contain multiple elements, are

                            PRIMAL SOLUTIONS, INC.

--------------------------------------------------------------------------------


        recognized upon shipment of the related product if the requirements of Statement of Position (SOP) No. 97-2, as amended, are met. If the requirements of SOP No. 97-2, including evidence of an arrangement, client acceptance, a fixed or determinable fee, collectibility or vendor-specific objective evidence about the value of an element are not met at the date of shipment and passage of title, revenue recognition is deferred until such items are known or resolved. Revenue from service and post-contract customer support is deferred and recognized ratably over the term of the contract.

        Software Programming and Customization Services - Revenues are recognized as services are performed under the agreements and are included in system revenue in the accompanying financial statements.

        Software Development Costs - Costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs would be capitalized in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. Because the Company believes that its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no software development costs have been capitalized as of December 31, 1999 and 2000.

        Advertising Costs - Advertising costs are expensed as incurred. The Company did not incur any significant advertising costs for any periods presented.

        Income Taxes - Subsequent to the acquisition effective October 1, 1999, the Company was included in the consolidated tax returns of Avery Communications, Inc. and, under the terms of a tax sharing arrangement, recorded any income taxes as if it were a separate company. Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. This statement requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such assets. A valuation allowance related to a deferred tax asset is recorded as it was more likely than not that some portion or all of the deferred tax asset will not be realized. A full valuation allowance for deferred tax assets has been provided at December 31, 1999 and 2000. In conjunction with the Distribution (Note 1), the Company will no longer be part of Avery's consolidated return, and will be taxed as a separate entity.

        Accounting for Stock-Based Compensation - SFAS No. 123, Accounting for Stock-Based Compensation, requires disclosure of the fair value method of accounting for stock options

                            PRIMAL SOLUTIONS, INC.

--------------------------------------------------------------------------------

and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which is usually the vesting period. The Company has chosen, under the provisions of SFAS No. 123, to account for employee stock-based transactions under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees.

Authorized Capital - In November 2000, the Company amended their articles of incorporation, whereby the authorized capital was increased to 45,000,000 shares, comprising 40,000,000 shares of common stock and 5,000,000 shares of preferred stock.

Stock Split - In February 2001, the Company amended their articles of incorporation whereby, among other things, the authorized capital was increased to 100,000,000 shares, comprising 95,000,000 shares of common stock and 5,000,000 shares of preferred stock and also effected a 19,697-for-1 stock split. The consolidated financial statements for all periods presented have been restated to reflect the effect of such stock split.

Concentration of Credit Risk - The Company sells its products primarily to large commercial companies. Credit is extended based on an evaluation of the Customer's financial condition, and collateral is generally not required. The Company also evaluates its credit customers for potential credit losses.

For the nine-month period ended September 30, 1999, the three-month period ended December 31, 1999, and the year ended December 31, 2000, four, three, and two customers, respectively, had revenues greater than 10% of total revenues. A summary of sales by customer for the nine-month period ended September 30, 1999, the three-month period ended December 31, 1999, and the year ended December 31, 2000 is as follows:

                            September 30,    December 31,         December 31,
      Customer                  1999            1999                  2000

         A                  $1,088,000       $        --         $         --
         B                   1,660,000           963,000            5,671,000
         C                     685,000         1,705,000            1,132,000
         D                     916,000           342,000

Fair Value of Financial Instruments - The recorded amounts of financial assets and liabilities at December 31, 1999 and 2000, approximate fair value, based on the Company's incremental borrowing rate or due to the relatively short period of time between origination of the instruments and their expected realization.

                            PRIMAL SOLUTIONS, INC.

--------------------------------------------------------------------------------

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income (Loss) - There was no difference between net income (loss) and comprehensive net income (loss) for any period presented.

Segment Information - The Company has adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. In accordance with SFAS No. 131, the Company has disclosed in Note 9 the required information about the Company's operating segments.

Recent Accounting Pronouncements - SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative and are required to be reported as assets or liabilities at fair value. The Company adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a significant impact on the financial position, results of operations, or cash flows of the Company.

In December 1999, Staff Accounting Bulletin (SAB) No. 101 was issued to provide staff's view in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted this statement during the fourth quarter of 2000. The adoption of the statement did not have a material impact on the Company's results of operations or equity.

Net Income (Loss) Per Share - The Company has computed net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share. Basic and diluted net income (loss) per share were both computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period because there were no common equivalent shares outstanding.

Reclassification - Certain prior year amounts were reclassified to conform with the current year presentation.

                            PRIMAL SOLUTIONS, INC.

--------------------------------------------------------------------------------


2.      PROPERTY AND EQUIPMENT

        Property and equipment consist of the following at December 31:

                                                                     1999               2000
          Computer and office equipment                         $ 1,524,626        $ 2,257,142
          Furniture and fixtures                                     87,802             90,966
          Leasehold improvements                                     19,848             24,977
                                                                -----------        -----------
                                                                  1,632,276          2,373,085
          Less accumulated depreciation and amortization            (23,431)          (571,665)
                                                                -----------        -----------
          Property and equipment, net                           $ 1,608,845        $ 1,801,420
                                                                ===========        ===========

Amortization of equipment purchased under capitalized lease obligations is included in depreciation expense. Maintenance and repairs are charged to expense as incurred. Renewals and improvements of a major nature are capitalized. Included in property and equipment is equipment under capital leases of $209,782 at December 31, 1999, and $647,672 at December 31, 2000. Accumulated depreciation related to equipment under capital leases amounted to $13,111 and $206,324 at December 31, 1999 and 2000, respectively.

                            PRIMAL SOLUTIONS, INC.

--------------------------------------------------------------------------------


3.   LEASE COMMITMENTS

     The Company leases office space and certain equipment under various noncancelable operating and capital leases. Future minimum lease payments required under operating and capital leases as of December 31, 2000 are as follows:

                                                                       Operating             Capital
                                                                        leases               leases
          Year ending December 31:
          2001                                                       $   636,283            $  265,186
          2002                                                           732,801                84,983
          2003                                                           762,643                   385
          2004                                                           792,486
          2005                                                           824,539
          Thereafter                                                   1,147,281
                                                                     -----------            ----------
          Total minimum lease payments                               $ 4,896,033               350,554
                                                                     ===========
          Less amount representing interest                                                    (37,795)
                                                                                            ----------
          Present value of minimum lease payments                                              312,759
          Less current portion at December 31, 2000                                           (237,204)
                                                                                            ----------
          Long-term obligation at December 31, 2000                                         $   75,555
                                                                                            ==========

     Rent expense under such leases was $343,620, $147,266, and $475,147 for the nine-month period ended September 30, 1999, the three-month period ended December 31, 1999, and the year ended December 31, 2000, respectively.


4.   EMPLOYEE BENEFITS

     The Company has a qualified 401(k) retirement plan (the Plan) for its full-time employees and makes contributions at the discretion of the Board of Directors. Total contributions to the Plan were $92,600 for the year ended December 31, 2000.

                            PRIMAL SOLUTIONS, INC.

--------------------------------------------------------------------------------


5.   NOTES PAYABLE TO OFFICERS

     Certain officers of the Company have advanced funds to the Company to provide working capital as needed. The notes payable aggregate $170,575 and $86,433 at December 31, 1999 and 2000, respectively, and are net of discounts of $6,091, and $1,900 at December 31, 1999 and 2000, respectively. The notes bear interest at a rate of 6% per annum (effective rate at 10%). The principal and interest are payable in quarterly installments with all unpaid principal and interest due on September 30, 2001.


6.   INCOME TAXES

     For the nine-month period ended September 30, 1999, the provision for income taxes is comprised of current state taxes of $800. For three months ended December 31, 1999, the provision for income taxes is comprised of current federal and state taxes of $819,011 partially offset by a deferred benefit of $151,202 for a total provision of $667,809. For the year ended December 31, 2000, the benefit for income taxes is $667,809. The benefit for income taxes for the year ended December 31, 2000 was determined based on the amount recoverable from carryback of the net loss to the prior year.

     A reconciliation of the income taxes provision (benefit) to the amount of income tax expense that would result from applying the federal statutory rate of 35% to income before provision for income taxes is as follows:

                                                       1999            2000

         Provision (benefit) at statutory rate      $ 569,299      $(1,795,660)
         State taxes, net of federal benefit            1,059         (125,001)
         Goodwill                                      57,531          305,077
         Nondeductible expenses                                        316,492
         Valuation allowance                                           570,669
         Other                                         39,920           60,614
                                                    ---------      -----------
                                                    $ 667,809      $  (667,809)
                                                    =========      ===========

                            PRIMAL SOLUTIONS, INC.

--------------------------------------------------------------------------------

     The tax effects of temporary differences used in determining the Company's deferred tax assets and liabilities are presented below at December 31, 1999 and 2000:

                                                                           1999             2000
       Deferred tax assets:
         Net operating losses                                           $  377,727      $ 1,116,727
         Bad debt allowance                                                 39,802           59,497
         Accruals                                                           42,180           83,623
         Credits                                                                             79,833
         Other                                                              68,578            2,919
                                                                        ----------      -----------
            Total deferred tax assets                                      528,287        1,342,569
         Less valuation allowance                                         (528,287)      (1,098,957)
                                                                        ----------      -----------
         Net deferred tax assets                                                            243,643

       Deferred tax liabilities:
         Basis difference in fixed assets                                                  (169,313)
         State taxes                                                                        (74,330)
                                                                        ----------      -----------
         Total deferred tax liabilities                                                    (243,643)
                                                                        ----------      -----------
         Net deferred tax assets                                        $   -           $    -
                                                                        ==========      ===========

     The valuation allowance was increased by $351,363 during the year ended December 31, 1999 and $570,670 during the year ended December 31, 2000.

     The Company's federal and state loss carryforwards are $2,627,371 and $2,527,390 and will begin to expire in 2011 and 2005, respectively. The Company's research and development credit carryforward is $79,833 and will begin to expire in 2011. However, the net operating loss and research and development credit may change due to utilization within the Avery consolidated group. The actual net operating loss will be determined after filing the consolidated tax return for the year ended December 31, 2000.

     As a result of the acquisition of Primal by Avery (Note 1), the Company's annual use of Primal's net operating losses will be limited under Section 382 of the Internal Revenue Code to approximately $285,000 annually.

                            PRIMAL SOLUTIONS, INC.

--------------------------------------------------------------------------------


7.   EQUITY COMMITMENTS

     Stock Options - Effective with the merger with Avery (Note 1), options to purchase 310,000 shares of Primal stock were converted to 109,627 options of Avery Communications, Inc. common stock (54,815 options were granted with the remaining options to be granted based on achieving certain operating levels, as defined) with an exercise price of $0.875 per share. The remaining options to employee stockholders were canceled as part of the merger transaction. Subsequent to the merger, Avery granted options to purchase 441,150 shares of Avery common stock (Avery Options) with an exercise price of $1.625 per share to employees of the Company. As a result of the Distribution agreement, these options became 50% vested and 284,210 of the options were exercised and the remaining were subsequently canceled. Upon the adoption of a new stock option plan by Primal Solutions, Inc., new options will be issued to the Company's employees with canceled Avery options.

     Contingent Stock-Based Compensation - During 2000, the Company entered into a compensation agreement with an officer of the Company. Under the terms of such agreement, the Company, contingent upon the successful spin-off of the Company from Avery and other certain criteria, agreed to grant such officer (following the effective date of such spin-off) shares of common stock and options to purchase shares of common stock (exercise price of $0.10) equal to 2% of its then issued and outstanding common stock each on a fully diluted basis. In addition, the Company also agreed to pay the related federal and state income taxes triggered by such common stock grant. The fair value of the shares of common stock, the payment of the related federal and state income taxes, and options shall be recorded as compensation expense when the award is finalized.


8.   ASSET ACQUISITION

     On February 4, 1999, Corsair Communications, Inc. and its wholly owned subsidiary, Subscriber Computing, Inc., sold substantially all of the assets relating to Subscriber's Communication Resource Manager billing system and Intelligent Message Router to Wireless Billing Systems, a newly formed and wholly owned subsidiary of Primal Systems, Inc. As consideration for the agreement, the Company paid Corsair $2,238,242 by issuing a note payable to Corsair. The note payable bears interest at 10% and is secured by substantially all the Company's property and equipment. Principal and interest are payable monthly with all unpaid principal and interest due May 2001. Such note was refinanced subsequent to year-end (Note 11). The Company recorded the assets at fair value of $4,581,889 and assumed liabilities of $2,343,647, in addition to the note payable to Corsair.

                            PRIMAL SOLUTIONS, INC.

--------------------------------------------------------------------------------


9.   SEGMENT AND GEOGRAPHIC INFORMATION

     Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The operating segments of the Company are managed separately because each segment represents a strategic business unit that offers different products or services.

     The Company's reportable operating segments include Systems and Services. The Systems operating segment develops and markets the Company's integrated suite of client/server and browser-based software solutions. The Services segment provides after-sale support for software products, programming, maintenance, customization, and consulting services related to the Company's products and a variety of software languages and platforms.

     The Company does not separately allocate operating expenses to these segments, nor does it allocate specific assets to these segments. Therefore, segment information reported includes only revenues, cost of revenues, and gross margin, as this information is the only segment-related information provided to the chief operating decision maker.

     Operating segment data for the nine-month period ended September 30, 1999, the three-month period ended December 31, 1999, and the year ended December 31, 2000 was as follows:

                            PRIMAL SOLUTIONS, INC.

--------------------------------------------------------------------------------


                                                                          Systems     Services        Total
        Nine-month period ended September 30, 1999:
         Revenues                                                       $1,143,034     $5,448,364      $6,591,398
         Cost of revenues                                                   59,967      3,455,115       3,515,082
                                                                        ----------     ----------      ----------
          Gross margin                                                  $1,083,067     $1,993,249      $3,076,316
                                                                        ==========     ==========      ==========
        Three-month period ended December 31, 1999:
         Revenues                                                       $2,364,713     $2,182,990      $4,547,703
         Cost of revenues                                                   44,494      1,024,614       1,069,108
                                                                        ----------     ----------      ----------
          Gross margin                                                  $2,320,219     $1,158,376      $3,478,595
                                                                        ==========     ==========      ==========
        Year ended December 31, 2000:
         Revenues                                                       $3,856,592     $5,659,213      $9,515,805
         Cost of revenues                                                  624,225      4,317,342       4,941,567
                                                                        ----------     ----------      ----------
          Gross margin                                                  $3,232,367     $1,341,871      $4,574,238
                                                                        ==========     ==========      ==========

                            PRIMAL SOLUTIONS, INC.

--------------------------------------------------------------------------------


     Revenues are attributed to geographic areas based on the location of the entity to which the products or services were sold. Revenues to Australian customers were approximately $1,100,000, $1,705,000, and $685,000 for the year ended December 31, 2000, the three-month period ended December 31, 1999, and the nine-month period ended September 30, 1999. Revenues to United Kingdom customers were approximately $872,000, $401,000, and $1,087,000 for the year ended December 31, 2000, the three-month period ended December 31, 1999, and the nine-month period ended September 30, 1999. Revenues, gross profit, income (loss) from operations, and long-lived assets concerning principal geographic areas in which the Company operates are as follows:

                                                    United Asia/
                                                       States           Pacific          Europe         Total
         Nine months ended September 30, 1999:
          Revenues                                    $ 4,238,985       $   852,190    $ 1,500,223    $ 6,591,398
          Gross profit                                  1,997,023           361,255        718,038      3,076,316
          Income (loss) from operations                  (364,438)         (113,484)      (117,709)      (595,631)
          Long-lived assets                             1,308,966                                       1,308,966

         Three months ended December 31, 1999:
          Revenues                                    $ 2,133,956       $ 1,852,647    $   561,100    $ 4,547,703
          Gross profit                                  1,623,686         1,425,580        429,329      3,478,595
          Income (loss) from operations                   785,044           697,492        208,818      1,691,354
          Long-lived assets                             1,608,845                                       1,608,845

         Year ended December 31, 2000:
          Revenues                                    $ 7,179,458       $ 1,249,998    $ 1,086,349    $ 9,515,805
          Gross profit                                  3,451,158           600,873        522,207      4,574,238
          Income (loss) from operations                (3,723,789)         (648,340)      (563,459)    (4,935,588)
          Long-lived assets                             1,801,420                                       1,801,420

                            PRIMAL SOLUTIONS, INC.

--------------------------------------------------------------------------------


10.  DISTRIBUTION AGREEMENT

     As discussed in Note 1, the Company spun-off from Avery as a separate public company subsequent to year-end. In connection with the Distribution, certain agreements with the Company and the former Primal shareholders were agreed to as follows:

     . Avery provided $4,000,000 of cash to the Company, which is reflected as a capital contribution in the December 31, 2000 balance sheet

     . The former Primal shareholders waived the repurchase right discussed in Note 1 and an additional 1,986,531 shares of Avery Series F preferred stock were issued to those shareholders

     . The former chief executive officer of Avery, an Old Primal Stockholder, agreed to cancel options to purchase 925,000 shares of Avery common stock in return for the issuance of 250,000 shares of common stock of the Company post distribution (Note 1)

     Also, as a result of the Distribution agreement, the unvested options to purchase Avery common stock held by Company employees became 50% vested. Such employees subsequently exercised 284,210 options with the remaining balance of options canceled.


11.  SUBSEQUENT EVENTS

     In January 2001, the Company amended the terms of and refinanced the Corsair note payable originally due in May 2001. Also, certain other liabilities due to Corsair totaling $50,528 were added to the principal balance of the amended note. The interest rate of the amended note will increase to 16% starting in May 2001 and the note is payable in approximately 36 monthly installments, beginning January 2001, and is due May 2004. Accordingly, the existing note balance as of December 31, 2000 reflects the monthly repayment terms of the amended note.

     In February 2001, the Board of Directors approved the Company's 2001 Flexible Incentive Plan (Stock Option Plan) and authorized approximately 3,900,000 shares to be reserved for issuance pursuant to the Stock Option Plan.

                                  * * * * * *

                                  SIGNATURES
In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                PRIMAL SOLUTIONS, INC.
                                                By:  /s/ Joseph R. Simrell
                                                    ----------------------------
                                                      Joseph R. Simrell
                                                Vice President, Chief Financial
                                                Officer and Secretary
                                                Date: May 10, 2001

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

      Signature                         Title                                        Date
  /s/ William Salway                    Chief Executive Officer, President, Chief    May 10, 2001
-------------------------               Operating Officer, and Director (Principal
     William Salway                     Executive Officer)


  /s/ Joseph R. Simrell                 Chief Financial Officer, Vice President of   May 10, 2001
-------------------------               Finance and Administration, and Secretary
    Joseph R. Simrell                   (Principal Financial and Accounting
                                        Officer)


  /s/ David Haynes                      Vice President of Marketing and Business     May 10, 2001
-------------------------               Development and Director
     David Haynes

  /s/ John Faltys                       Director                                     May 10, 2001
-------------------------
    John Faltys

  /s/ Louis Delmonico                   Director                                     May 10, 2001
-------------------------
    Louis Delmonico